Exhibit XII

Statement on the European Commission’s position paper “Essential Principles on Financial Settlement”

On March 29, 2017 the U.K. government triggered Article 50 of the Treaty on European Union, which officially commenced the process of the U.K.’s withdrawal from E.U. membership. In this context, the European Commission published a position paper in relation to the “Essential Principles on Financial Settlement” on June 12, 2017, which includes the following statement on the European Investment Bank:

“Through its subscribed capital (callable and paid-in), the United Kingdom committed to guarantee the financing made by the EIB while it was a Member State. Following the withdrawal, the United Kingdom should cease being a member of the EIB.

As part of the financial settlement, the United Kingdom liability resulting from the guarantee for the financing made by the EIB while the United Kingdom was a Member State should be maintained and its level decreased in line with the amortisation of the EIB portfolio outstanding at the time of United Kingdom withdrawal, at the end of which the paid-in capital of the United Kingdom in the EIB should be reimbursed to the United Kingdom.”

The paid-in capital of the U.K. in the EIB is approximately €3.5 billion. The EIB currently expects to provide a further update on the subject once the withdrawal negotiations are more finalized.